Exhibit 99.159

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

Alberta Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick

Office of the Superintendent of Securities, Service Newfoundland & Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

The Office of the Superintendent of Securities, Consumer, Corporate and Insurance Services Division, Prince Edward Island

Financial and Consumer Affairs Authority of Saskatchewan

To whom it may concern:

Re: The Valens Company Inc. (the “Entity”)

We refer to the prospectus supplement dated May 27, 2021 to a short form base shelf prospectus dated January 28, 2021 (collectively, the “prospectus”) relating to the offering of units of the Entity.

We, KPMG LLP, consent to being named and to the use, through incorporation by reference in the above mentioned prospectus of our report dated February 24, 2021 to the shareholders of the Entity on the following financial statements:

Consolidated statement of financial position as at November 30, 2020

Consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year then ended, and

Notes to the consolidated financial statements, including a summary of significant accounting policies

We report that we have read the prospectus and all information therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements. We have complied with Canadian generally accepted standards for an auditor’s consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the prospectus as these terms are described in the CPA Canada Handbook – Assurance.

Yours very truly,

Chartered Professional Accountants
May 27, 2021

Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.